Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements of Comprehensive Loss	3

Interim Condensed Statements of Changes in Shareholders’ Equity	4-5

Interim Condensed Consolidated Statements of Cash Flows	6-7

Notes to Interim Condensed Consolidated Financial Statements	8-11

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2019	2018
	U.S. $ in thousands
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$4,047	$3,158
Short term deposits	12,280	12,506
Marketable equity securities	31	23
Other investments	-	345
Other receivables	509	471
Total current assets	16,867	16,503

Non-current Assets:
Operating lease right of use asset	1,417	-
Investment in affiliate company	7,584	7,568
Fixed assets, net	699	787
Total Non-current assets	9,700	8,355

Total assets	$26,567	$24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payables	$308	$344
Operating lease liability	408	-
Other accounts payable	897	947
Derivative warrant liability	42	-
Total current liabilities	1,655	1,291

Operating Lease Liability	1,125	-

Total liabilities	$2,780	$1,291

Shareholders’ Equity:
Ordinary shares, NIS 0 par value; Authorized 1,000,000,000 shares; Issued and outstanding: 153,988,282 and 131,935,404 shares as of June 30, 2019, December 31, 2018 respectively
Additional paid-in-capital	64,879	57,521
Accumulated deficit	(41,092)	(33,954)
Total stockholders’ equity	23,787	23,567

Total liabilities and stockholders’ equity	$26,567	$24,858

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

Operating expenses:

Research and development, net	$(4,460)	$(4,262)	$(2,390)	$(2,187)
Marketing and sales	(1,097)	(540)	(499)	(234)
General and administrative	(1,773)	(1,941)	(865)	(887)

Operating loss	(7,330)	(6,743)	(3,754)	(3,308)

Equity in net gain (loss) of an affiliated company	16	(1,077)	106	(459)

Financing income (expenses), net	176	6,335	(175)	(316)

Net loss	$(7,138)	$(1,485)	$(3,823)	$(4,083)

Basic and diluted net (loss) profit per share from continuing operations	$(0.05)	$(0.01)	$(0.03)	$(0.04)
Weighted average number of shares outstanding used in computing basic and diluted net (loss) profit per share	144,363,756	110,046,983	153,480,701	110,186,413

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Common Stock		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2018	109,502,289	-	$44,114	$(19,297)	$24,817

Issuance of ordinary shares and warrants	21,963,411	-	11,208	-	11,208
Exercise of warrants	156,500	-	125	-	125
Exercise of options	288,204	-	34	-	34
Share-based payment	25,000	-	2,040	-	2,040
Net loss	-	-	-	(14,657)	(14,657)

Balance as of December 31, 2018	131,935,404	$-	$57,521	$(33,954)	$23,567

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Common stock		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2019	131,935,404	-	$57,521	$(33,954)	$23,567

Issuance of ordinary shares	21,733,333	-	6,521	-	6,521
Exercise of options	319,545	-	-	-	-
Derivative warrant liabilities classified in equity	-	-	1	-	1
Share-based payment	-	-	836	-	836
Net loss	-	-	-	(7,138)	(7,138)

Balance as of June 30, 2019	153,988,282	-	64,879	(41,092)	23,787

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018

Cash flows from operating activities:

Net loss for the period	$(7,138)	$(1,485)	$(3,823)	$(4,083)

Adjustments to reconcile profit (loss) to net cash used in operating activities	1,432	(3,635)	630	1,554

Total net cash used in operating activities	$(5,706)	$(5,120)	$(3,193)	$(2,529)

Cash flows from investing activities:

Changes in short-term deposits	226	1,007	(1,957)	350
Investment in affiliated company	-	(2,489)	-	(249)
Proceed from other investments	21	-	21	-
Purchase of fixed assets	(39)	(430)	(8)	(149)

Total net cash provided by (used in) investing activities	$208	$(1,912)	$(1,944)	$(48)

Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance expenses	6,521	5,485	290	5,485
Exercise of warrants and options, net of issuance expenses	-	159	-	-
Receipts on account of shares	-	850	-	850

Total net cash provided by financing activities	$6,521	$6,494	$290	$6,335

Effect of exchange rate changes on cash and cash equivalents	(134)	(615)	(60)	(456)

Increase (decrease) in cash and cash equivalents	889	(1,153)	(4,907)	3,302
Cash and cash equivalents at the beginning of the period	$3,158	$9,636	$8,954	$5,181

Cash and cash equivalents at end of the period	$4,047	$8,483	$4,047	$8,483

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	836	1,180	441	573
Depreciation	127	90	65	49
Revaluation of derivative warrant liability	43	(1,552)	42	(127)
Equity in loss (gain) of an affiliated company	(16)	1,077	(106)	459
Revaluation of securities classified as trading	(8)	(22)	(11)	8
Revaluation of other investments	324	(5,328)	324	-
Exchange rate changes on cash and cash equivalents	134	615	60	456

Changes in assets and liabilities:
Decrease (increase) in other receivables	(38)	142	(62)	149
Increase (decrease) in trade payables	(36)	(24)	(3)	10
Change in operating lease liability	75	-	25	-
Increase (decrease) in other accounts payable	(9)	187	(145)	(23)
Adjustments to reconcile profit (loss) to net cash used in operating activities	$1,432	$(3,635)	$630	$1,554

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1    -    GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2019, comprise the Company and its subsidiaries in Israel (together referred to as the “Group”). The Company, by means of its subsidiary, Foresight Automotive Ltd. (“Foresight Automotive”), is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. The Company’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. In addition, the Company, by means of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”), is also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connect users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange Ltd. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 5:1.

B.	The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated within the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

The management believes that the current working capital position will be sufficient to meet the Group’s working capital needs in the foreseeable future.

NOTE 2    -    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The results of operation for the three and six months ended June 30, 2019, are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

D.	Recent Accounting Standards

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Results for the reporting period beginning January 1, 2019, are presented under ASU 2016-02, which requires, among other items, lessees to recognize a right-of-use asset (“ROU assets”) and lease liability for most leases. Upon adoption of the new lease standard, the Company recorded ROU assets of $1,573 and lease liabilities of $1,619 in connection with its operating leases. See Note 4 for additional information regarding the Company’s commitments under various lease obligations.

Arrangements that are determined to be leases at inception are recognized in long-term ROU assets and long-term lease liabilities in the condensed consolidated balance sheet at lease commencement. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future fixed lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at commencement date in determining the present value of future payments. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard will be effective for the Company as of the first quarter of 2020; early adoption is permitted beginning in the first quarter of 2019. It is required to be applied on a modified-retrospective approach with certain elements being adopted prospectively. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”). These amendments expand the scope of Topic 718, “Compensation - Stock Compensation” (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. ASU 2018-07 supersedes Subtopic 505-50, “Equity - Equity-Based Payments to Non-Employees.” The guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. ASU 2018-07 does not have a material impact on the Company’s consolidated financial statements.

NOTE 3    -    MATERIAL EVENTS IN THE REPORTING PERIOD

A.	On May 17, 2018, the Company, through its subsidiary Foresight Automotive, incorporated Eye-Net Mobile, in order to spin off the activities dedicated to the design and development of V2X (the “V2X Activity”). Under the terms of the transaction, Foresight Automotive transferred to Eye-Net Mobile, without any consideration, all of its rights and intellectual property rights related to the V2X Activity, including all employees related to the V2X Activity. The spin off was completed on January 1, 2019.

B.	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. (“RH”). According to the agreement, RH purchased 1,233,333 Ordinary Shares for a total consideration of $1,000 at a price per ADS of approximately $4.08 (reflecting the price of NIS 3.00 per Ordinary Share).

C.	On March 19, 2019, the Company raised $6,150 (gross) through a public offering of its ADSs. The Company issued a total of 4,100,000 ADSs (20,500,000 Ordinary Shares) at $1.50 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately $5,521, net of issuance expenses.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

D.	On March 13, 2019, Rail Vision Ltd. (“Rail Vision”), an affiliated company of the Company, and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems (“KB”), signed an agreement whereby KB will invest $10,000 in Rail Vision, in two installments, in consideration of an issuance of an aggregate number of 40,984 Ordinary Shares of Rail Vision, at a price per share equal to $244 (the “PPS”) representing a post investment valuation of approximately $47,000, reflecting 21.34% of Rail Vision’s issued and outstanding capital. KB has also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of Rail Vision’s Ordinary Shares at an exercise price per share equal to the PPS.

E.	Following the consummation of the first closing of the KB investment and exercise of warrants by third parties during the six months ended June 30, 2019, the Company’s holdings in Rail Vision, as of June 30, 2019, decreased from 35.91% as of December 31, 2018, to 26.76%. As a result, the Company recorded equity in net gain of affiliated company of $16 which is comprised from a gain of $1,430 from issuance to third parties offset by an equity in loss of affiliated company in the amount of $1,414 recorded.

As of the date of the approval of the financial statements, the Company’s holdings in Rail Vision amounted to 24.12%.

F.	On February 18, 2019, the Company modified the expiration date of 9,752,984 and 2,028,568 outstanding Series B warrants from February 28, 2019 and May 16, 2019, respectively, both to December 31, 2019. In addition the Company modified the expiration date of 12,296,976 and 6,736,183 outstanding Series F warrants from March 28, 2019, and April 23, 2019, respectively, both to December 31, 2019.

In addition, the Company modified the exercise price of Series B warrants from NIS 4 to $1.08 per share. Upon modification of the exercise price to an amount denominated in the functional currency of the Company, the Company concluded that Series B warrants included no features which would preclude equity classification. Accordingly, the fair value of the warrants as of the modification date was classified to equity. Changes in fair value from December 31, 2018 through February 18, 2019, were recorded as finance expense in the statement of operations.

G.	On March 20, 2019, the Company issued options to purchase 1,375,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.54 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested by March 31, 2022. The total aggregate fair value of the options as of the grant date was $123.

The grant date fair value of the options granted was measured based on the Black-Scholes option pricing model with the following weighted-average assumptions: weighted average volatility of 67%, risk free interest rates of 0.75%, dividend yields of 0% and a weighted average life of the options of 3 years.

On March 20, 2019, in accordance with the terms of the Company’s 2016 Equity Incentive Plan, the Company’s Board of Directors approved a modification of outstanding options held by officers and employees that had an exercise price of NIS 3.78 per share and reduced the exercise price to NIS 1.95 per share. This resolution is effective from May 6, 2019, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $27, as stock compensation expenses. The additional fair value resulting from the modification, approximately $54, is being expensed over the remaining vesting period of the modified options.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

H.	On June 19, 2019, the Company signed a commercial agreement with Elbit Systems Land Ltd., a subsidiary of Elbit Systems Ltd. (“Elbit”), for exclusive marketing of its proprietary image processing software for the defense, paramilitary and homeland security markets. According to the agreement, the Company will sell the current version of its software in the form of a software license to both Elbit and Elbit’s customers for several thousand U.S. dollars per license and will also provide support and maintenance services to Elbit for an additional fee. Elbit will have exclusive rights to market and sell the Company’s software in Israel for a period of several years. In order to maintain exclusive rights in Israel, Elbit committed to issue minimum annual orders for the exclusivity period, with an initial purchase order in the amount of approximately $50 due after the execution of the agreement. Furthermore, Elbit will also have exclusive rights to distribute the Company’s image processing software globally for an initial period, as determined in the agreement. The global exclusivity excludes several customers within the defense industry who are already engaged in commercial activity with the Company’s. The exclusivity rights, both in Israel and globally, may be extended based on sales achievements.

NOTE 4    -    LEASES

On January 1, 2019, the Company adopted ASU 2016-02 using the modified retrospective approach for all lease arrangements at the beginning of the period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02. The Company leases facilities, clinical research rooms, and vehicles under operating leases. At June 30, 2019, the Company’s ROU assets and lease liabilities for operating leases totaled $1,417 and $1,533, respectively. The impact of adopting the new lease standard was not material to the Company’s condensed consolidated statement of operations for the periods presented.

Supplemental cash flow information related to operating leases was as follows (unaudited):

Six Months Ended June 30, 2019
Cash payments for operating leases	$209
New operating lease assets obtained in exchange for operating lease liabilities	$1,573

As of June 30, 2019, the Company’s operating leases had a weighted average remaining lease term of 3.3 years and a weighted average discount rate of 5%. Future lease payments under operating leases as of June 30, 2019 were as follows (unaudited):

Operating Leases
Remainder of 2019	$209
2020	395
2021	347
2022	335
2023	335
2024	84
Total future lease payments	1,704
Less imputed interest	(171)
Total lease liability balance	$1,533

NOTE 5    -    SUBSEQUENT EVENTS

A.	On August 8, 2019, the Company granted options to purchase 675,000 Ordinary Shares to employees at an exercise price of NIS 1.95 (approximately $0.56 per share at the grant date).

B.	On September 23, 2019, the Company’s shareholders approved, among others, the following:

a.	A grant of options to four members of the Company’s Board of Directors (the “Eligible Directors”) to purchase 300,000, each, of the Company’s Ordinary Shares at an exercise price of NIS 1.95 per share.

b.	An extension for an additional year of the respective exercise periods of 725,000 out of the 1,200,000 options to purchase the Company’s Ordinary Shares previously granted to the Eligible Directors and vested during 2017 and 2018, so that the exercise period thereof will be four years.

c.	To decrease the exercise price of the options granted to Magna - B.S.P Ltd.’s (the Company’s significant shareholder) employees from NIS 3.57 to NIS 1.95.